EXHIBIT 99.1

Re:  Midroog Report

Ramat-Gan, Israel

B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”) announced the latest report of Midroog Ltd. concerning the debentures (Series B and C) issued by the Company.

Midroog is lowering the rating of the debentures (Series B and C) from A1.il to A2.il and changing the rating outlook from negative to stable.

The lowering of the current rating is a result of the weakening of the Company’s financial flexibility in light of the decline in the market value of the Company’s holdings (26.34%) of Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”, Aa2.il with a stable outlook), and as a result, an increase on the leverage of the holdings towards a range of 60% -65%, which does not match the previous rating. The rating of Internet Gold-Golden Lines Ltd. (“Internet Gold”), the Company’s parent, was updated to a Baa3.il, Negative outlook, with negative implications.

On the other hand, the Company’s liquidity levels partially offset the negative effects from the increase in the leverage levels and the erosion of the financial flexibility. Midroog believes that in the short term, the leverage level of the Company will continue to be volatile.

As with Midroog’s prior assessments, the baseline scenario of Midroog assumes the continued distribution of dividends from Bezeq at a rate of 70% of the net profit in 2018 and 2019, although Midroog also examined sensitivity scenarios that take into account a smaller distribution rate. Midroog estimates that for the next four quarters, the Company has at its disposal: (a) the Company’s liquidity balances, which as of March 31, 2018 amounted to NIS 500 million, (b) dividends receivable from Bezeq in the amount of NIS 180 million; and the Company will use those amounts for (a) interest payments of NIS 95 million, (b) principal repayment of NIS 225 million, (c) dividend distribution of NIS 100 million, and (d) operating and tax expenses in the range of NIS 8-10 million. Midroog estimates that all this will amount to a negative total of NIS 230-240 million and the liquidity balance that will remain for the Company will be in the range of NIS 250-270 million.

The DSCR + CASH ratio is expected to be between 2 and 2.2 in the course of 2018-2019, which stands out favorably with respect to the comparison group. The Company’s ICR ratio is expected to be between 1.6 and 1.9 and is appropriate to the Company’s rating. A scenario in which the distribution of a dividend from the Company to Internet Gold will not be carried out in either 2018 or 2019 will leave the Company with a higher margin and a significantly higher liquidity cushion in order to cope with the debt maturities in the coming years, but is not taken into account in the scenarios examined by Midroog. In addition, the Company holds a 1.34% amount of Bezeq shares over the required holding within the control permit of Bezeq at a market value of NIS 160 million. We believe that this extra balance of Bezeq’s shares constitutes an additional liquidity cushion for the Company, but selling this stake in current market conditions may create additional pressure on Bezeq’s share price.

The Company’s leverage level is relatively high to the Company’s rating level, and is due to the decline in the value of Bezeq’s share price during the last month, with the ratio of assets to net debt (LTV), derived from the value of holdings in Bezeq, ranging from 60% to 65%. We estimate that the high level of competition in the communications market will continue in 2018 - an assessment that has become even clearer in recent weeks with a further substantial increase in the level of competition. This is reflected in high uncertainty and a strong response to the prices of communications companies’ shares, so we estimate a 55-65% LTV ratio over time with the share price subject to high volatility.

Midroog estimates that the possible implications of the auditor’s report on the Company’s consolidated financial statements, which were prepared in accordance accounting principles applicable in the US and included a material weakness of Bezeq controls, could cause limitations on publishing prospectuses or restrictions on trade - implications that have not yet been determined and there is no certainty that will be determined, but may make it difficult for the Company to carry out planned actions.

The stable rating outlook is in light of Midroog’s assessment that the Company will maintain an LTV ratio of between 55% and 65%, and Midroog’s assessment that Bezeq’s dividend policy will remain and will be in line the coverage ratios for this rating level.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full description and report can be viewed at: http://maya.tase.co.il